Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores' Third Quarter Results Improve 22%; Company Raises 2012 Guidance

HOUSTON, TX, November 15, 2012 -- Stage Stores, Inc. (NYSE: SSI) today reported a net loss for the third quarter ended October 27, 2012 of $8.9 million, or $0.28 per share. This compares to a net loss of $11.3 million, or $0.36 per share, for the prior year third quarter.

For the first three quarters of the fiscal year, the Company earned $0.08 per diluted share versus a net loss of $0.05 per share in the same period last year. Excluding the one-time charges of approximately $0.06 per share recorded in the first quarter associated with the resignation of the Company's former Chief Executive Officer, the Company earned $0.14 per diluted share.

As previously reported by the Company, sales for the third quarter were $371 million as compared to sales of $333 million last year. Comparable store sales for the third quarter increased 8.1%. For the first three quarters of the fiscal year, the Company reported total sales of $1,118 million and a comparable store sales increase of 5.3%.

Michael Glazer, President and Chief Executive Officer, commented, "The third quarter was another outstanding quarter for our company as sales grew, our bottom-line improved and notable progress was made on our strategic initiatives. We achieved a strong 8.1% comparable store sales increase during the quarter as every merchandise category and every region of the country posted a same store sales gain. Our comparable store sales increase, combined with a 30 basis points improvement in the gross profit rate and 110 basis points reduction in the SG&A expense rate, enabled us to achieve a 22% improvement in our per share results.

"During the quarter, we built on the excitement in our stores with new brands, desirable merchandise and compelling promotional events. Our Direct-To-Consumer sales increased 66% over last year and we expect this business to exceed $25 million in sales

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for the year. In addition, our new store growth continued as we opened ten traditional stores and nine Steele's stores."

Mr. Glazer concluded, "We have confidence that our momentum will continue in the fourth quarter. Our new loyalty program with significantly enhanced benefits should certainly excite our private label credit card holders. In collaboration with our partner, Alliance Data, we just reissued new cards to more than 2 million customers.   In addition, we have strong marketing campaigns and in-store initiatives planned for the fourth quarter, including some of our most exciting and compelling holiday offers and deals ever. For the first time, our stores will be open on Thanksgiving night from 8:00 p.m. to midnight. We will reopen our stores at 6:00 a.m. on Black Friday with continued door busters, deals and prizes."

<p align="center">Updated Full Year 2012 Outlook</p>

As a result of its better than projected performance over the first three quarters of the year, the Company has raised its comparable store sales and EPS guidance ranges for the full year. The Company expects that comparable store sales for the year will be in a range of 4.5% to 5.5%. EPS, excluding the $0.06 one-time charge, is projected to be between $1.20 and $1.28. Compared to last year's EPS of $0.92, the current outlook represents a year-over-year EPS increase of 30% to 39%.

The Company noted that, beginning in fiscal 2013, it will no longer report monthly sales. The Company will report its sales on a quarterly basis at the same time that it reports its quarterly results.

	FY 2012 OUTLOOK		FY 2011
Sales ($mm)	$1,633 -	$1,646	$1,512
Diluted EPS	$1.20 -	$1.28	$0.92
Diluted Shares (m)	32,037		33,278

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss its third quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1356. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Investor Relations, then Webcasts and then the webcast link. A replay of the conference call will be available online until midnight on Friday, November 30, 2012.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 866 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's expectations for Direct-To-Consumer sales for the 2012 fiscal year. Forward-looking statements also include comments regarding the Company's expectations for sales, comparable store sales, EPS and diluted share count for the 2012 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 28, 2012, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Thirteen Weeks Ended			
	October 27, 2012		October 29, 2011	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 370,583	100.0%	$ 333,508	100.0%
Cost of sales and related buying, occupancy and distribution expenses	290,719	78.4%	262,345	78.7%
Gross profit	79,864	21.6%	71,163	21.3%
Selling, general and administrative expenses	92,472	25.0%	86,994	26.1%
Store opening costs	1,629	0.4%	1,578	0.5%
Interest expense, net of income of $0 and $0, respectively	568	0.2%	1,015	0.3%
Income before income tax	(14,805)	-4.0%	(18,424)	-5.5%
Income tax benefit	(5,947)	-1.6%	(7,118)	-2.1%
Net loss	$ (8,858)	-2.4%	$ (11,306)	-3.4%

Basic and diluted earnings per share data:

Basic earnings per share	$ (0.28)		$ (0.36)	
Basic weighted average shares outstanding	31,558		31,139	
Diluted earnings per share	$ (0.28)		$ (0.36)	
Diluted weighted average shares outstanding	31,558		31,139	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)

	Thirty-Nine Weeks Ended			
	October 27, 2012		October 29, 2011	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,117,901	100.0%	$ 1,032,823	100.0%
Cost of sales and related buying, occupancy and distribution expenses	829,024	74.2%	772,583	74.8%
Gross profit	288,877	25.8%	260,240	25.2%
Selling, general and administrative expenses	279,959	25.0%	256,671	24.9%
Store opening costs	3,157	0.3%	5,218	0.5%
Interest expense, net of income of $0 and $24, respectively	2,350	0.2%	2,806	0.3%
Income before income tax	3,411	0.3%	(4,455)	-0.4%
Income tax expense	1,025	0.1%	(2,701)	-0.3%
Net income (loss)	$ 2,386	0.2%	$ (1,754)	-0.2%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.08		$ (0.05)	
Basic weighted average shares outstanding	31,035		33,885	
Diluted earnings per share	$ 0.08		$ (0.05)	
Diluted weighted average shares outstanding	31,301		33,885	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par value)
(Unaudited)

	October 27, 2012	January 28, 2012
ASSETS		
Cash and cash equivalents	$ 37,420	$ 18,621
Merchandise inventories, net	510,815	347,944
Prepaid expenses and other current assets	20,893	33,434
Total current assets	569,128	399,999
Property, equipment and leasehold improvements, net	296,845	300,717
Intangible asset	14,910	14,910
Other non-current assets, net	21,538	19,713
Total assets	$ 902,421	$ 735,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 250,864	$ 106,022
Current portion of debt obligations	727	13,782
Accrued expenses and other current liabilities	79,804	66,495
Total current liabilities	331,395	186,299
Long-term debt obligations	33,277	35,721
Other long-term liabilities	109,305	100,613
Total liabilities	473,977	322,633
Commitments and contingencies		
Common stock, par value $0.01, 100,000 shares authorized, 31,851 and 30,444 shares issued, respectively	319	304
Additional paid-in capital	371,417	349,366
Less treasury stock - at cost, 4 and 0 shares, respectively	(988)	(835)
Accumulated other comprehensive loss	(4,556)	(4,748)
Retained earnings	62,252	68,619
Total stockholders' equity	428,444	412,706
Total liabilities and stockholders' equity	$ 902,421	$ 735,339

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Thirty-Nine Weeks Ended	
	October 27, 2012	October 29, 2011
Cash flows from operating activities:		
Net income (loss)	$ 2,386	$ (1,754)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, amortization, and impairment of long-lived assets	44,894	46,027
Loss on retirements of property and equipment	-	123
Deferred income taxes	(98)	(28)
Tax (deficiency) benefit from stock-based compensation	(1,391)	774
Stock-based compensation expense	5,459	6,354
Amortization of debt issuance costs	353	251
Excess tax benefits from stock-based compensation	(851)	(1,252)
Deferred compensation obligation	92	114
Amortization of employee benefit related costs	310	118
Construction allowances from landlords	4,133	4,487
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(162,871)	(122,136)
Decrease (increase) in other assets	10,262	(1,786)
Increase in accounts payable and other liabilities	157,379	83,093
Total adjustments	57,671	16,139
Net cash provided by operating activities	60,057	14,385
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(35,610)	(33,166)
Proceeds from retirements of property and equipment	-	122
Net cash used in investing activities	(35,610)	(33,044)
Cash flows from financing activities:		
Proceeds from revolving credit facility borrowings	262,620	160,100
Payments of revolving credit facility borrowings	(259,620)	(82,100)
Payments of long-term debt obligations	(18,499)	(10,043)
Payments of debt issuance costs	-	(1,149)
Repurchases of common stock	(583)	(110,692)
Proceeds from exercise of stock awards	18,336	7,139
Excess tax benefits from stock-based compensation	851	1,252
Cash dividends paid	(8,753)	(8,256)
Net cash used in financing activities	(5,648)	(43,749)
Net increase (decrease) in cash and cash equivalents	18,799	(62,408)
Cash and cash equivalents:		
Beginning of period	18,621	89,349
End of period	$ 37,420	$ 26,941